Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated June 18, 2013
Registration No. 333-183799

June 18, 2013

Agilent Technologies, Inc.

Pricing Term Sheet

3.875% Notes due 2023

Issuer:	Agilent Technologies, Inc.
Principal Amount:	$600,000,000
Security Type:	Senior Notes
Maturity:	July 15, 2023
Coupon:	3.875%
Price to Public:	99.544%
Yield to Maturity:	3.930%
Spread to Benchmark Treasury:	+175 basis points
Benchmark Treasury:	1.750% due May 15, 2023
Benchmark Treasury Spot and Yield:	96-06; 2.180%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2014
Make-Whole Call:	Prior to April 15, 2023, the greater of par and redemption price at Treasury + 30 basis points
Par Call:	On or after April 15, 2023
Net Proceeds:	$593,364,000
Trade Date:	June 18, 2013
Settlement Date:	June 21, 2013 (T+3)
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	00846U AJ0 / US00846UAJ07
Ratings: *	Baa2 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (positive) by Fitch Ratings
Joint Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.
Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by email at batprospectusdept@citi.com or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or email at dg.prospectus_requests@baml.com.